Delisting Determination,The Nasdaq Stock Market, LLC,
April 23, 2008, Industrial Enterprises of America, Inc.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Industrial Enterprises of America, Inc. (the
Company), effective at the opening of the trading session on May 5, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(14). The Company was notified of the Staffs determinations on October 16, 2007 and
November 15, 2007. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules:
4310(c)(14).The Company was notified of the Panels decision on January 15, 2008 and February 15, 2008 and trading in the Companys securities was suspended on February 20, 2008. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council.
The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on March 31, 2008.